Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State or Jurisdiction of Incorporation

DMC Korea Inc.	Colorado

DynaEnergetics Europe GmbH	Germany

DynaEnergetics Canada Inc.	Canada

NobelClad Europe GmbH	Germany

DynaEnergetics US, Inc.	Colorado

Dynamic Materials Corporation (HK) Ltd.	Hong Kong

NobelClad Europe SA	France

Dynamic Materials Corporation (Shanghai) Trading Co. Ltd.	China

Arcadia Products, LLC	Colorado

3225 E. Washington Blvd., LLC	California